OMB APPROVAL
OMB Number:	3235-0518
Expires:	September 30, 2017
Estimated average burden hours per response:	0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note:  Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Barclays Bank PLC
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Barclays Bank PLC
(Name of Person(s) Furnishing Form)

EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019
EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022
EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021
EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Barclays Bank PLC, 745 Seventh Avenue, New York, New York 10019, Tel No: 212-526-7000
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

16 October 2015
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.

Item 2.  Informational Legends

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

PART III - CONSENT TO SERVICE OF PROCESS

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Fiona Chan
Name: Fiona Chan
Title: Director
Date: 16 October 2015